Contact

www.linkedin.com/in/natalie-mondine-2744642b (LinkedIn)

Top Skills

Stress Management

Public Speaking

Social Media

Natalie Mondine

Co-Founder, COO Diesel Hemp™, Diesel Beverages™, HempMy Pet™ and Colorado CBD Seed™. Herbalist, Dietary Supplement and Quality Assurance Professional. Medicine-Maker, Creative Director and Brand Creator.

Denver Metropolitan Area

Summary

Commitment to Quality and Integrity in every aspect of vertical integration in dietary supplement manufacturing with emphasis on Herbal Medicine Making, Cannabis Extraction and Formulation for human and pet products. Regulatory, CGMPs, Organic Certification and Quality Assurance specialist. Marketing, design, product development and brand creator.

Experience

Diesel Beverges

Co-Founder, COO and Creative Director

2020 - Present (2 years)

Diesel Hemp

Co-Founder, COO and Creative Director

2019 - Present (3 years)

Colorado CBD Seed

Co-Founder, COO

2018 - Present (4 years)

HempMy Pet

Co-Founder, COO, Head Formulator

October 2016 - Present (5 years 7 months)

Boulder, Colorado

CBDRx

Director of Quality Assurance

March 2015 - September 2016 (1 year 7 months)

Longmont, Colorado

Set up the R&D lab and implemented all QA protocol for Lipid extraction and manufacturing of finished product. Managed the lab employees and also helped to implement invoicing, order fulfillment and bridge between sales and production team. Oversaw and implemented best practices for growing operations, especially pertaining to the USDA Organic Certification.

~ Oversaw and implemented processes for production of finished product and formulations

~ Sourced and implemented Instant GMP Software system (FDA regulated per 21 CFR Part 11)

~ Final approval on labels, packaging, website content and sales / marketing material

~ Created all raw ingredient and finished product specifications, product codes / sku list system

~ Implemented testing protocol, sample submittal, reviewing and approving test results before used by staff (i.e. formulation, finished product creation, used by sales team, shared with customers, etc.)

~ Implementation of protocol following CGMPs / health regulations and ensuring all procedures were adhered to

~ Inventory control – movement, storage, specifications, tracking (incoming/ outgoing)

~ Solely responsible for USDA Organic Certification and all protocol pertaining to such (grow staff/ indoor and outdoor grow, sourced and implemented grow software built around organic specifications)

~ Implemented protocol with Grow rooms/labs/hoop houses/fields pertaining to best practices and organic certification (activity logs, input approval, inventory, data collection, etc.)

~ Creation of specifications for outside extractors and incoming product, used in contract negotiations and pricing structure

~ Attended Law seminars, networking events and conventions pertaining to industry regulations and current events. Worked trade shows and participated in sales/brand marketing.

Enerhealth Botanicals (Formerly Home Grown Herbals)

9 years 5 months

Director Of Quality Assurance

November 2008 - March 2015 (6 years 5 months)

~ Responsible for creating and implementing ALL SOPs for all aspects of production of Dietary Supplement pertaining to: sourcing, purchasing ingredients / components, receiving incoming ingredients / components

and shipping finished product, processing product from start to finish, and packaging and labeling finished product for distribution, in accordance with CGMPs in Dietary Supplements.
~ Responsible for incoming ingredient and component identification, approving or denying ingredients, work-in-progress, and finished product based on manufacturing records.
~ Developed incoming ingredient / components specifications and finished product specifications.
~ Directly responsible for all regulatory and CGMP adherence of all employees at entire facility (which also included food production).
~ Trained and educated in CGMP Compliance for Dietary Supplements based upon successful completion of basic CGMP training
~ Assumed leadership of new laboratory construction project, ensured new facility was built / designed in accordance with CGMP regulations. (herb lab, manufacturing lines, shipping area, and warehouse environment controls)
~ Responsible for Supplier Verification Program and Incoming Ingredient Identity Protocol
~ Responsible for implementing Pest-control program and delegating maintenance.
~ Directly corresponded with FDA, in accordance with Dietary Supplement Regulations, Title 21.
~ Health Department Regulations, inspections.

Director of Herbal Operations and Herbalist
November 2005 - March 2015 (9 years 5 months)
Colorado

Responsible for herbal division of a leading manufacturer and extraction facility of custom dietary and nutritional food supplements and herbal extracts, including every aspect of production, quality assurance, employee and customer management.
Proficient in extraction of fresh and dried plants, specifically w/ ETOH and glycerin to create tinctures, salves, oils, elixirs as well as mushroom extraction.
Formulation and product development. R & D.
Managed up to 5-9 employees directly, responsible for training of all processes and systems to Herb Lab employees as well as other division (organic food production/packaging).
Inventory control: tracking through requisition of raw goods to sale of finished product

Directly responsible for all wholesale customers (whole foods, vitamin cottage, practitioners, private label, etc.) Invoicing, returns, product inquiries and setting up new accounts.
Prioritize, schedule and expedite delivery of materials to meet target dates, prevent excessive inventory and avoid stock shortages.
Responsible for selecting suppliers, negotiating pricing, and executing purchases, as well as Sourcing and purchasing all ingredients, components, machinery, and packaging components.
Maintained several private label customers for several years; includes new accounts, manufacturing, formulating, sourcing / ordering, and contract negotiation for those customers.
Customer Service role in dealing directly with customers regarding products, ingredients, use and specific batch inquires. Sales included.

Education

Thiel College